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                                                                 EXHIBIT (a)(6)

                       Press Release, dated May 24, 1999

           AMSTED COMMENCES $35-PER-SHARE CASH TENDER OFFER FOR VARLEN.

   CHICAGO, May 24, 1999--AMSTED Industries Incorporated, a leading manufacturer of products for the rail, truck and auto components industries, today announced that it has commenced its previously announced cash tender offer to purchase all outstanding shares of Varlen Corporation (Nasdaq:VRLN) at $35 per share. The transaction, including the assumption of debt, is valued at approximately $700 million.

   The tender offer is subject to certain conditions, including the removal of Varlen's rights plan and the waiver of Delaware anti-takeover provisions. The offer, which is scheduled to expire on June 21, 1999, is also conditioned on the tender of a majority of Varlen's shares.

   AMSTED has already obtained a financing commitment to complete the transaction from Citigroup with Salomon Smith Barney acting as arranger.

   On May 18, 1999, AMSTED announced its intention to acquire Varlen for $35 per share in cash, a premium at the time of 35% over the previous day's closing price and 50% over the last 60-day per-share average.

   "We have decided to begin the tender offer process after our repeated requests for friendly negotiations with Varlen's management and Board of Directors were denied," said Arthur W. Goetschel, AMSTED's Chairman, President and Chief Executive Officer. "The combination of AMSTED and Varlen is an excellent strategic fit because the two companies do not compete directly but serve the same markets. We would be a leading supplier in the rail, truck and auto components industries."

   The complete terms and conditions of the offer are set forth in AMSTED's Offer to Purchase, which was filed with the Securities and Exchange Commission today as an exhibit to its Schedule 14D-1 and will be mailed to Varlen's security holders this week.

   AMSTED Industries, which is based in Chicago, is a diversified manufacturer of products for the rail, construction and building and general industrial markets and, like Varlen, a leading manufacturer of products for the rail, truck and auto component industries. The Company, which has annual revenues of approximately $1.3 billion, manufactures its products in 32 plants worldwide and is one of the largest 100% employee-owned companies in the country.